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                                                                   Exhibit 99.7


  THE CHASE MANHATTAN CORPORATION
  1 Chase Manhattan Plaza
  New York, New York 10081-0001

[CHASE LOGO]

                                                                October 31, 1995

Dear Stockholder:

     You are cordially invited to attend a special meeting of stockholders of The Chase Manhattan Corporation, to be held in the auditorium in Chase's headquarters building, located at 1 Chase Manhattan Plaza, New York, New York, at 1:30 p.m., New York time, on December 11, 1995.

     At the special meeting, holders of Chase's common stock will be asked to adopt an Agreement and Plan of Merger providing for a merger with Chemical Banking Corporation. In the Merger, (1) each outstanding share of Chase Common Stock would be exchanged for 1.04 shares of Chemical Common Stock and (2) each outstanding share of Chase Preferred Stock would be exchanged for one share of Chemical Preferred Stock having substantially the same terms. The name of the combined corporation will be "The Chase Manhattan Corporation".

     The merger will create a premier global financial services company that will rank as the largest banking institution in the United States, with approximately $300 billion in assets, an estimated 25 million retail customers and leadership positions in corporate banking, global finance and other major business lines. Your Board of Directors and management believe that the combination of the two companies represents a unique strategic fit, with complementary product capabilities and market coverage and with the scale necessary to support expansion and technological enhancements necessary to grow revenue in all major service areas. By consolidating operations and eliminating redundant costs, the combined entity will also be able to achieve significant cost savings which will enhance earnings.

     The proposed merger is described in the accompanying Joint Proxy Statement/Prospectus and its annexes. You are urged to read all of these important materials carefully.

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF CHASE AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD HAS, BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT, APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER AT THE SPECIAL MEETING.

     Because of the significance of these matters to Chase, your participation in the special meeting, in person or by proxy, is especially important. I hope you will be able to attend the meeting. However, whether or not you anticipate attending in person, on behalf of Chase and your fellow stockholders, I urge you to complete, sign and return the enclosed proxy card promptly to ensure that your shares will be represented at the special meeting. If you do attend the special meeting, you will, of course, be entitled to vote in person. Please note that an abstention or failure to vote will have the same effect as a vote against the merger.

     I look forward to seeing you at the meeting.

     Thank you.

                                          Sincerely,

                                          /s/ Thomas G. Labrecque

                                          Thomas G. Labrecque
                                          Chairman of the Board and
                                          Chief Executive Officer